                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   -----------------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                                  TRACOR, INC.
                                ------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                  CUSIP NUMBER
                                   892349200
                                   ---------
                                 (CUSIP Number)


                             William E. Conway, Jr.
                            The Carlyle Group, L.P.
                         1001 Pennsylvania Avenue, N.W.
                                Suite 220 South
                             Washington, D.C. 20004
                                (202) 347-2626
                        ------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                                Daniel T. Lennon
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                                 (202) 637-2200

                               September 9, 1996
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                          Exhibit Index is on Page 17


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box. [_]

          Check the following box if a fee is being paid with this statement.
          [ ]. (A fee is not required only if the reporting person: (1) Has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class (See Rule 13d-7.))

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D


CUSIP No. 892349200


1.   Name of Reporting Persons:

     The Carlyle Partners Leveraged Capital Fund I, L.P.

     S.S. or I.R.S. Identification Number of Above Person:

     52-1656007

2.   Check the Appropriate Box if a Member of a Group    (a) [_]
                                                         (b) [X]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                 [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                        0
                                                             -----

8.   Shared Voting Power:                                      0
                                                             -----

9.   Sole Dispositive Power:                                   0
                                                             -----

10.  Shared Dispositive Power:                                 0
                                                             -----

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                         0
                                                             -----

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                 [_]

13.  Percent of Class Represented by Amount in Row (11):       0 %
                                                              ---

14.  Type of Reporting Person:

     PN

                                  SCHEDULE 13D



CUSIP No. 892349200


1.   Name of Reporting Persons:

     The Carlyle Group Investment Holdings II, L.L.C.

     S.S. or I.R.S. Identification Number of Above Person:

     51-0357842

2.   Check the Appropriate Box if a Member of a Group             (a) [_]
                                                                  (b) [X]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                          [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

7.   Sole Voting Power:                                                 0
                                                                -----------

8.   Shared Voting Power:                                         226,829
                                                                -----------

9.   Sole Dispositive Power:                                            0
                                                                -----------

10.  Shared Dispositive Power:                                    226,829
                                                                -----------


11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                            226,829
                                                                -----------

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                          [_]

13.  Percent of Class Represented by Amount in Row (11):             0.92 %
                                                                -----------

14.  Type of Reporting Person:

     OO/*/


- --------------------
/*/ The Carlyle Group Investment Holdings II, L.L.C. is a limited liability company organized under the laws of the State of Delaware.

                                  SCHEDULE 13D



CUSIP No. 892349200
          ---------


1.   Name of Reporting Persons:

     The Carlyle Group, L.P.

     S.S. or I.R.S. Identification Number of Above Person:

     52-1493150

2.   Check the Appropriate Box if a Member of a Group                  (a) [   ]
                                                                       (b) [ X ]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                               [   ]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting
     Person with:

7.   Sole Voting Power:                                                      0
                                                                     -----------

8.   Shared Voting Power:                                                    0
                                                                     -----------

9.   Sole Dispositive Power:                                                 0
                                                                     -----------

10.  Shared Dispositive Power:                                               0

                                                                     -----------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                                       0
                                                                     -----------

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                               [   ]

13.  Percent of Class Represented by Amount in Row (11):                     0 %
                                                                     -----------

14.  Type of Reporting Person:

     PN

                                  SCHEDULE 13D


CUSIP No. 892349200
          ---------


1.   Name of Reporting Persons:

     TWC Virginia, Inc. (the successor in interest to TWC Corporation)

     S.S. or I.R.S. Identification Number of Above Person:

     52-1540698

2.   Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                       (b) [X]

3.   SEC Use Only

4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                               [_]

6.   Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned by Each Reporting
     Person with:

7.   Sole Voting Power:                                               86,364
                                                                   -------------

8.   Shared Voting Power:                                            226,829
                                                                   -------------

9.   Sole Dispositive Power:                                          86,364
                                                                   -------------

10.  Shared Dispositive Power:                                       226,829
                                                                   -------------

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                               313,193
                                                                   -------------

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                            [_]

13.  Percent of Class Represented by Amount in Row (11):                1.28%
                                                                   -------------

14.  Type of Reporting Person:

     CO

          The Statement on Schedule 13D relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of Tracor, Inc., a Delaware corporation (the "Company"), as previously filed on November 28, 1994 by The Carlyle Partners Leveraged Capital Fund I, L.P., a Delaware limited partnership, The Carlyle Group Investment Holdings II, L.L.C., a Delaware limited liability company, The Carlyle Group, L.P., a Delaware limited partnership, and TWC Corporation, a Delaware corporation and the predecessor in interest of TWC Virginia, Inc., a Virginia corporation (collectively, the "Reporting Persons"), is hereby amended and restated in its entirety as required by the provisions of Regulation S-T. The purpose of this amendment is to reflect the disposition of shares of the Common Stock by the Reporting Persons. As a result of such disposition, no Reporting Person is the beneficial owner of five percent of the outstanding shares of the Common Stock.


Item 1.   Security and Issuer.
- ------    -------------------

          The title of the class of equity securities to which this Schedule relates is the Common Stock of the Company. The address of the Company is 6500 Tracor Lane, Austin, Texas, 78725-2000.


Item 2.   Identity and Background.
- ------    -----------------------

          (a)-(c), (f) The names of the persons filing this Schedule are The Carlyle Partners Leveraged Capital Fund I, L.P., a Delaware limited partnership ("Carlyle Fund"), The Carlyle Group Investment Holdings II, L.L.C., a Delaware limited liability company ("Carlyle Investment Holdings"), The Carlyle Group, L.P., a Delaware limited partnership ("Carlyle Group"), and TWC Virginia, Inc. ("TWC"), a Virginia corporation and the successor in interest to TWC Corporation.

          Carlyle Group is the sole general partner of Carlyle Fund, and TWC is the sole general partner of Carlyle Group. TWC is also a member of Carlyle Investment Holdings and holds a controlling interest in Carlyle Investment Holdings. David M. Rubenstein, William E. Conway, Jr. and Daniel A. D'Aniello (collectively, the "TWC Principals") are the executive officers of Carlyle Investment Holdings and TWC and the directors of TWC.

Each TWC Principal is a citizen and resident of the United States.

          The principal business of Carlyle Fund and Carlyle Investment Holdings is investment in leveraged buyout transactions, venture capital situations and other opportunities. The principal business of each of Carlyle Group and TWC is that of a merchant and investment banking firm. The principal occupation of each TWC Principal is the fulfillment of his duties as an officer of TWC. The business address of each of Carlyle Group, Carlyle Fund, TWC and the TWC Principals is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004. The business address of Carlyle Investment Holdings is 900 Market Street, Suite 200, Wilmington, Delaware, 19801.

          (d) and (e). During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the TWC Principals, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
- ------    -------------------------------------------------

          All shares of the Common Stock previously held by the Reporting Persons and the TWC Principals were originally acquired in a merger transaction (the "Merger Transaction") consummated on November 17, 1994 (the "Closing Date") pursuant to that certain Agreement and Plan of Merger dated as of October 12, 1994 by and among the Company, Tracor Newco, Inc. ("Newco"), GDE Holdings, Inc. ("GDE"), and Carlyle Group, as amended from time to time (the "Merger Agreement"). Immediately prior to the consummation of the Merger Transaction,
(i) Carlyle Fund was the record owner of 566,400 shares of the common stock of GDE ("GDE Common Stock"), (ii) Carlyle Investment Holdings was the record owner of 75,000 shares of GDE Common Stock and warrants to purchase 97,849 shares of GDE Common Stock, (iii) David M. Rubenstein was the record owner of 1,500 shares of GDE Common Stock, (iv) William E. Conway, Jr. was the record owner of 10,000 shares of GDE Common Stock and (v) Daniel A. D'Aniello was the record owner of 7,500 shares of GDE Common Stock. On the Closing Date, pursuant to the Merger Transaction, Newco merged with and into GDE, with GDE being the surviving corporation, and each share of GDE Common Stock and each outstanding option and warrant to purchase shares of GDE Common Stock, including the shares of GDE Common Stock and options and warrants to purchase shares of GDE Common Stock held by the Reporting Persons and the TWC Principals, were converted into the right to receive (i) Cash Consideration (as such term is defined in the Merger Agreement), (ii) the Company's 10-7/8% Senior Subordinated Notes due 2001, and (iii) shares of the Common Stock, in each case, in the amounts specified in the Merger Agreement. On the Closing Date, (i) the 566,400 shares of GDE Common Stock held by Carlyle Fund were converted into the right to receive, among other things, 682,328 shares of the Common Stock, (ii) the 75,000 shares of GDE Common Stock and the warrants to purchase 97,849 shares of GDE Common Stock held by Carlyle Investment Holdings were converted into the right to receive, among other things, 208,227 shares of the Common Stock, (iii) the 1,500 shares of GDE Common Stock held by David M. Rubenstein were converted into the right to receive, among other things, 1,807 shares of the Common Stock,
(iv) the 10,000 shares of GDE Common Stock held by William E. Conway, Jr. were converted into the right to receive, among other things, 12,046 shares of the Common Stock, and (v) the 7,500 shares of the GDE Common Stock held by Daniel A. D'Aniello were converted into the right to receive, among other things, 9,035 shares of the Common Stock.


Item 4.   Purpose of Transaction.
- ------    ----------------------

          All shares of the Common Stock held by the Reporting Persons and the TWC Principals were acquired in the Merger Transaction described in the response to Item 3. Those shares of the Common Stock that continue to be held by the Reporting Persons, and, to the knowledge of the Reporting Persons, the TWC Principals, are held for investment purposes. Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein and, with respect to Carlyle Fund and Carlyle Investment Holdings, subject to the restrictions set forth in Holders Agreement dated as of November 17, 1994 by and among the Company, Carlyle Fund, Carlyle Investment Holdings, Carlyle Group and certain other holders of shares of the Common Stock (a copy of which is contained in Exhibit 4 incorporated by reference herein), acquire from time to time additional shares of the Common Stock or other securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, each Reporting Person that continues to hold shares of Common Stock, may, from time to time, retain or sell all or a portion of its holdings of the shares of the Common Stock in the open market or in privately negotiated transactions. Each Reporting Person may also have discussions with management regarding methods of increasing sales, cash flow and profitability. Any actions that any Reporting Person might undertake will be dependent upon such person's review of numerous factors, including, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

          In addition to the foregoing, as more fully set forth in Item 6, the Company has agreed, subject to certain limitations and the satisfaction of certain conditions, to use its best efforts to nominate for election to the Board of Directors of the Company one (1) individual designated by Carlyle Group, on behalf of Carlyle Fund, Carlyle Investment Holdings and certain other holders of shares of the Common Stock (the "Holders"). William E. Conway, Jr. has been so designated by Carlyle Group and serves as a member of the Board of Directors of the Company. Neither Carlyle Group nor Carlyle Investment Holdings, however, has entered into any agreement, arrangement or understanding with any of the other Holders to act together for the purpose of designating any individual to be nominated for election to the Board of Directors of the Company or voting their shares of the Common Stock in favor of or against the election of any such designee nominated for election to the Board of Directors of the Company or any other individual nominated for election to the Board of Directors of the Company.

          Although the foregoing reflects activities presently contemplated by each Reporting Person with respect to the Company, the foregoing is subject to change at any time.

          Other than as described above, the Reporting Persons, and, to the best knowledge of the Reporting Persons, the TWC Principals, have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.


Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

          (a)-(b) Prior to consummation of the Distribution Transaction described below, Carlyle Fund was the record owner of 682,328 shares of the Common Stock, and Carlyle Investment Holdings was the record owner of 208,227 shares of the Common Stock. Accordingly, prior consummation of the Distribution Transaction, (i) Carlyle Fund was the beneficial owner of 682,328 shares of the Common Stock and was deemed to share beneficial ownership of all such shares with Carlyle Group and TWC by reason of Carlyle Group's status as the sole general partner of Carlyle Fund and TWC's status as sole general partner of Carlyle Group, (ii) Carlyle Investment Holdings was the beneficial owner of 208,227 shares of the Common Stock and was deemed to share beneficial ownership of all such shares with TWC by reason of TWC's status as the owner of a controlling interest in Carlyle

Investment Holdings, (iii) Carlyle Group was the beneficial owner of the 682,328 shares of Common Stock owned of record by Carlyle Fund and was deemed to share beneficial ownership of all such shares with TWC by reason of TWC's status as sole general partner of Carlyle Group and (iv) TWC was the beneficial owner of 890,555 shares of the Common Stock (inclusive of 682,328 shares of the Common Stock owned of record by Carlyle Fund and 208,227 shares of Common Stock owned of record by Carlyle Investment Holdings). In addition, prior to consummation of the Distribution Transaction, (i) William E. Conway, Jr. was the sole beneficial owner of 12,046 shares of the Common Stock, with sole power to vote and direct the disposition of such shares, (ii) Daniel A. D'Aniello was the sole beneficial owner of 9,035 shares of the Common Stock, with sole power to vote and direct the disposition of such shares, and (iii) David M. Rubenstein was the sole beneficial owner of 1,807 shares of the Common Stock, with sole power to vote and direct the disposition of such shares.

          On September 9, 1996, Carlyle Fund and Carlyle Group effected a distribution (the "Distribution Transaction") pursuant to which (i) the 682,378 shares of Common Stock held of record by Carlyle Fund were distributed pro rata to the partners of Carlyle Fund and (ii) the shares of Common Stock distributed by Carlyle Fund to Carlyle Group were, in turn, distributed pro rata to the partners of Carlyle Group. As a result of the Distribution Transaction, (i) Carlyle Fund were Carlyle Group ceased to hold any record or beneficial ownership interest in shares of the Common Stock, (ii) 86,364 shares of the Common Stock previously held of record by Carlyle Fund were distributed to TWC (following distribution of such shares by Carlyle Fund to Carlyle Group), (iii) 18,602 shares of Common Stock previously held of record by Carlyle Fund were distributed to Carlyle Investment Holdings in respect of Carlyle Investment Holdings interest in Carlyle Fund and (iv) 12,407 shares of the Common Stock previously held of record by Carlyle Fund were distributed to David M. Rubenstein in respect of Mr. Rubenstein's limited partnership interest in Carlyle Fund. The remainder of the shares of Common Stock held of record by Carlyle Fund were distributed to the other partners of Carlyle Fund.

          After giving effect to the Distribution Transaction, (i) neither Carlyle Fund nor Carlyle Group is the record or beneficial owner of any shares of Common Stock, (ii) Carlyle Investment Holdings is the beneficial owner of 226,829 shares of

Common Stock (which shares represent approximately 0.92% of the outstanding shares of Common Stock) and is deemed to share such beneficial ownership of all such shares with TWC by reason of TWC's status as the owner of a controlling interest in Carlyle Investment Holdings, (iii) TWC was the beneficial owner of 313,193 shares of Common Stock (inclusive of 86,364 shares of Common Stock owned of record by TWC and 226,829 shares of Common Stock owned of record by Carlyle Investment Holdings), which shares represent approximately 1.28% of the outstanding shares of Common Stock, (iv) William E. Conway, Jr. is the sole beneficial owner of 12,046 shares of the Common Stock (which shares represent approximately 0.05% of the outstanding shares of Common Stock), with the sole power to vote and direct the disposition of such shares, (v) Daniel A. D'Aniello is the sole beneficial owner of 9,035 shares of the Common Stock (which shares represent approximately 0.04% of the outstanding shares of Common Stock), with the sole power to vote and direct the disposition of such shares, and (vi) David
M. Rubenstein is the sole beneficial owner of 13,854 shares of the Common Stock (which shares represent approximately 0.06% of outstanding shares of Common Stock), with the sole power to vote and direct the disposition of such shares. The TWC Principals also collectively own 100% of the issued and outstanding shares of the common stock of TWC, and in such capacity may be deemed to share beneficial ownership of the shares of the Common Stock beneficially owned by TWC./**/ Each TWC Principal disclaims any such beneficial ownership.

          As a result of the Distribution Transaction, no Reporting Person owns five percent of the outstanding shares of Common Stock.

          (c)  None.

          (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company owned by the Reporting Persons. No person is known to the Reporting Persons to have the right to receive or power to


- --------------------

** Messrs. Conway and D'Aniello each own 950 shares of the common stock of TWC and Mr. David M. Rubenstein owns 1,150 shares of the common stock of TWC.

direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Company owned by any TWC Principal other than such TWC Principal.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
- ------    ---------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

          Carlyle Group is a party to that certain Agreement and Plan of Merger by and among the Company, Tracor Newco, Inc. ("Newco"), and GDE Holdings, Inc. ("GDE") dated as of October 12, 1994, as amended from time to time (the "Merger Agreement"), pursuant to which, among other things, (i) Newco merged with and into GDE and (ii) each share of GDE Common Stock and each option and warrant to purchase shares of GDE Common Stock was converted into the right to receive (i) Cash Consideration (as such term is defined in the Merger Agreement), (ii) the Company's 10-7/8% Senior Subordinated Notes due 2001, and (iii) shares of the Common Stock (the "Merger Transaction"), in each case, in the amounts provided in the Merger Agreement. A copy of the Merger Agreement is contained in Exhibit 2 incorporated herein by reference.

          In connection with the Merger Transaction, Carlyle Fund, Carlyle Investment Holdings, Carlyle Group and the TWC Principals entered into that certain Registration Rights Agreement (the "Registration Rights Agreement") dated as of November 17, 1994 by and among the Company and each of the holders of its Registrable Securities (as defined in the Registration Rights Agreement), and Carlyle Fund, Carlyle Group and Carlyle Investment Holdings have entered into that certain Holders Agreement (the "Holders Agreement") dated as of November 17, 1994 by and among the Company, Carlyle Group, Carlyle Fund, Carlyle Investment Holdings, Hancock Venture Partners III L.P. ("Hancock") BankAmerica Capital Corporation ("BACC"), The Union Labor Life Insurance Co. ("Union"), and Brinson Trust Company, as Trustee of the Institutional Venture Capital Fund, II ("Brinson") (Carlyle Fund, Carlyle Investment Holdings, Hancock, BACC, Union, and Brinson are referred to collectively as the "Holders"), as amended by that certain Amendment to Holders Agreement dated December 30, 1994 (the "Amendment to Holders Agreement").

          The Registration Rights Agreement provides, among other things, that the Company will use its best efforts to register shares of the Common Stock held by the holders of its Registrable Securities (as such term is defined in the Registration Rights Agreement) under the Securities Act of 1933, as amended (the "Securities Act"), within the time period specified in the Registration Rights Agreement. The Registration Rights Agreement also provides such holders with the right, subject to certain limitations, to cause the Company to include the shares of the Common Stock held by such holders in any registration effected by the Company pursuant to registration statement under the Securities Act and to include such shares in any offering effected pursuant to any such registration statement. Pursuant to the Registration Rights Agreement, the Company will pay certain expenses incurred in connection with any such registration and will indemnify the other parties to the Registration Rights Agreement and others for certain liabilities incurred in connection with such registration. A copy of the Registration Rights Agreement is contained in
Exhibit 3 incorporated herein by reference.

          Pursuant to the Holders Agreement, as amended by the Amendment to Holders Agreement, the Holders have agreed that, from November 17, 1994 through November 17, 1996, each Holder will not directly or indirectly (i) acquire any capital stock of the Company or (ii) participate in or encourage the formation of any partnership, syndicate or group which owns or seeks to offer or acquire beneficial ownership of any capital stock of the Company; provided that such limitations will not prohibit the acquisition by any Holder from acquiring, in the aggregate, 5% of the issued and outstanding Common Stock for investment purposes. The Holders Agreement, as amended by the Amendment to Holders Agreement, also provides that, subject to certain conditions and limitations, so long as the Holders collectively own 800,000 or more shares of the Common Stock, the Company will use its best efforts to nominate for election to the Board of Directors of the Company at each annual meeting of the stockholders of the Company one person designated by Carlyle Group, as the representative of the Holders. A copy of the Holders Agreement is contained in Exhibit 4 incorporated herein by reference, and a copy of the Amendment to Holders Agreement is attached as Exhibit 5 hereto.

Item 7.   Material to be Filed as Exhibits.
- ------    --------------------------------

*Exhibit 1.    Joint Filing Agreement dated as of November 28, 1994 by and among
               The Carlyle Group, L.P., The Carlyle Partners Leveraged Capital
               Fund I, L.P., The Carlyle Group Investment Holdings II, L.L.C.
               and TWC Corporation.

*Exhibit 2.    Agreement and Plan of Merger by and among Tracor, Inc., Tracor
               Newco, Inc., GDE Holdings, Inc., and The Carlyle Group, L.P.
               dated as of October 12, 1994, as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of October 31, 1994 and Amendment No. 2 to Agreement and Plan of Merger dated as of November 17, 1994.

*Exhibit 3.    Registration Rights Agreement dated as of November 17, 1994 by and among Tracor, Inc. and each of the Holders of Registrable
               Securities Identified on Schedule 1 Thereto.

*Exhibit 4.    Holders Agreement dated as of November 17, 1994 by and among
               Tracor, Inc., The Carlyle Group, L.P., The Carlyle Partners
               Leveraged Capital Fund I, L.P., The Carlyle Group Investment
               Holdings II, L.L.C., Hancock Venture Partners III L.P.,
               BankAmerica Capital Corporation, The Union Labor Life Insurance
               Co., and Brinson Trust Company as Trustee of the Institutional
               Venture Capital Fund, II.

Exhibit 5. Amendment to Holders Agreement dated as of December 30, 1994 by and among Tracor, Inc., The Carlyle Group, L.P., The Carlyle Partners Leveraged Capital Fund I, L.P., The Carlyle Group Investment Holdings II, L.L.C., Hancock Venture Partners III, L.P., BankAmerica Capital Corporation, The Union Labor Life Insurance Co., and Brinson Trust Company as Trustee of the Institutional Venture Capital Fund, II.

_______________
*    Previously filed in paper format.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 13, 1996           THE CARLYLE PARTNER LEVERAGED
                                     CAPITAL FUND I, L.P.

                                     By:   The Carlyle Group, L.P., its
                                           general partner

                                           By:   TWC Virginia, Inc., its
                                                 general partner



                                           By:   /s/ William E. Conway, Jr.
                                                 -------------------------------
                                                 Name:  William E. Conway, Jr.
                                                       -------------------------
                                                 Title: Executive Vice President
                                                       -------------------------

                                        THE CARLYLE GROUP INVESTMENT
                                        HOLDINGS II, L.L.C.


                                           By:  TWC Virginia, Inc., its
                                                managing member




                                           By:   /s/ William E. Conway, Jr.
                                                 -------------------------------
                                                 Name:  William E. Conway, Jr.
                                                       -------------------------
                                                 Title: Executive Vice President
                                                       -------------------------



                                        THE CARLYLE GROUP, L.P.

                                              By:  TWC Virginia, Inc., its
                                                   general partner




                                           By:   /s/ William E. Conway, Jr.
                                                 ------------------------------
                                                 Name:  William E. Conway, Jr.
                                                      -------------------------
                                                 Title: Executive Vice President
                                                       -------------------------


                                        TWC VIRGINIA, INC.




                                           By:   /s/ William E. Conway, Jr.
                                                 ------------------------------
                                                 Name:  William E. Conway, Jr.
                                                       ------------------------
                                                 Title: Executive Vice President
                                                       -------------------------

                                 EXHIBIT INDEX
                                 -------------


                                                                  Page Number
                                                                  -----------

*Exhibit 1.    Joint Filing Agreement dated as of                     N/A
               November 28, 1994 by and among The
               Carlyle Group, L.P., The Carlyle
               Partners Leveraged Capital Fund I,
               L.P., The Carlyle Group Investment
               Holdings II, L.L.C. and TWC
               Corporation.

*Exhibit 2.    Agreement and Plan of Merger by                        N/A
               and among Tracor, Inc., Tracor
               Newco, Inc., GDE Holdings, Inc.,
               and The Carlyle Group, L.P. dated
               as of October 12, 1994, as amended
               by Amendment No. 1 to Agreement
               and Plan of Merger dated as of
               October 31, 1994 and Amendment No.
               2 to Agreement and Plan of Merger
               dated as of November 17, 1994.

*Exhibit 3.    Registration Rights Agreement                          N/A
               dated as of November 17, 1994 by
               and among Tracor, Inc. and each of
               the Holders of Registrable
               Securities Identified on Schedule
               1 Thereto.

*Exhibit 4.    Holders Agreement dated as of                          N/A
               November 17, 1994 by and among
               Tracor, Inc., The Carlyle Group,
               L.P., The Carlyle Partners
               Leveraged Capital Fund I, L.P.,
               The Carlyle Group Investment
               Holdings II, L.L.C., Hancock
               Venture Partners III L.P.,
               BankAmerica Capital Corporation,
               The Union Labor Life Insurance
               Co., and Brinson Trust Company, as
               Trustee of the Institutional
               Venture Capital Fund, II.

Exhibit 5.     Amendment to Holders Agreement                         18
               dated as of December 30, 1994 by
               and among Tracor, Inc., The
               Carlyle Group, L.P., The Carlyle
               Partners Leveraged Capital Fund I,
               L.P., The Carlyle Group Investment
               Holdings II, L.L.C., Hancock
               Venture Partners III, L.P.,
               BankAmerica Capital Corporation,
               The Union Labor Life Insurance
               Co., and Brinson Trust Company as
               Trustee of the Institutional
               Venture Capital Fund, II.

_______________
*    Previously filed in paper format.